UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CRAILAR TECHNOLOGIES INC.
(Name of Issuer)

COMMON STOCK - WITHOUT PAR VALUE
(Title of Class of Securities)

224248104
(CUSIP Number)

Robert Edmunds
and
Lesley Hayes
Suite 305, 4420 Chatterton Way
Victoria, British Columbia, Canada V8X 5J2
Telephone: 250-658-8582
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Person:     Robert Edmunds
I.R.S. Identification Nos. of above persons (entities only). Not applicable

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐
(b)     ☐
Not applicable
3.     SEC Use Only:

4.     Source of Funds (See Instruction):     PF

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable

6.     Citizenship or Place of Organization:     Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:      2,282,307 shares (1)

8.     Shared Voting Power:      282,500 (2)

9.     Sole Dispositive Power:       2,282,307 shares (1)
10.     Shared Dispositive Power: 282,500 (2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,564,807 shares (3)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable

13.     Percent of Class Represented by Amount in Row (11):      5.3% (4)

14.     Type of Reporting Person (See Instructions):     IN

Notes:

(1)     These 2,282,307 shares consist of (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; and (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds.

(2)     These 282,500 shares consist of (i) 272,500 shares held directly by Lesley Hayes and (ii) 10,000 stock options held directly by Ms. Hayes. Mr. Edmunds and Ms. Hayes are married.

(3)     These 2,564,807 shares consist of (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds; (v) 272,500 shares held directly by Ms. Hayes and (vi) 10,000 stock options held directly by Ms. Hayes.

(4)     Based on 47,987,697 shares of the Issuer's common stock issued and outstanding as of February 12, 2014.

1.     Names of Reporting Person:     Lesley Hayes
I.R.S. Identification Nos. of above persons (entities only). Not applicable

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐
(b)     ☐
Not applicable
3.     SEC Use Only:

4.     Source of Funds (See Instruction):     PF

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable

6.     Citizenship or Place of Organization:     Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     282,500 (1)

8.     Shared Voting Power:    2,282,307 shares (2)

9.     Sole Dispositive Power:       282,500 (1)

10.     Shared Dispositive Power: 2,282,307 shares (2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,564,807 shares (3)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable

13.     Percent of Class Represented by Amount in Row (11):      5.3% (4)

14.     Type of Reporting Person (See Instructions):     IN

Notes:

(1)      These 282,500 shares consist of (i) 272,500 shares held directly by Ms. Hayes and (ii) 10,000 stock options held directly by Ms. Hayes.

(2)      These 2,282,307 shares consist of (i) 1,997,307 shares held directly by Robert Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; and (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds. Mr. Edmunds and Ms. Hayes are married.

(3)     These 2,564,807 shares consist of (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds; (v) 272,500 shares held directly by Ms. Hayes and (vi) 10,000 stock options held directly by Ms. Hayes.

(4)     Based on 47,987,697 shares of the Issuer's common stock issued and outstanding as of February 12, 2014.

This statement on Schedule 13D is made pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Robert Edmunds and Lesley Hayes are sometimes referred to herein as the "Reporting Persons."

ITEM 1.     ECURITY AND ISSUER

This statement relates to the voting common stock, without par value, of Crailar Technologies Inc., a corporation organized under the laws of the Province of British Columbia , Canada (the "Issuer"). The principal executive offices of the Issuer are located at Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada V8X 5J2.

ITEM 2.     IDENTITY AND BACKGROUND

The statement is filed by Robert Edmunds and Lesley Hayes.

Residence or Business Address:

The business address of the Reporting Persons is Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada, V8X 5J2.

Present Principal Business or Occupation:

Mr. Edmunds' principal occupation is a businessman and Ms. Hayes' principal occupation is a businesswoman. In addition, the both Mr. Edmunds and Ms. Hayes are directors of the Issuer.

Place of Organization or Citizenship:

The Reporting Persons are citizens of Canada.

Criminal Proceedings:

During the last five years, Mr. Edmunds and Ms. Hayes have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, Mr. Edmunds and Ms. Hayes have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 30, 2014, Mr. Edmunds received 181,666 shares of common stock of the issuer at a deemed price of CDN$0.60 per share as payment of a bonus from the Issuer with respect to a loan to the Issuer.

ITEM 4.     PURPOSE OF TRANSACTION

Mr. Edmunds acquired the securities referred to in Item 3 above as part of the Reporting Persons' overall investment strategy.

The Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Persons shall not be construed as an admission that either of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     For the purposes of this statement, the Reporting Persons are reporting herein that as of January 30, 2014 and as of the date hereof, the Reporting Persons were the beneficial owner of 2,564,807 shares (or approximately 5.3%) of the Issuer's common stock, consisting of: (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds; (v) 272,500 shares held directly by Ms. Hayes and (vi) 10,000 stock options held directly by Ms. Hayes.

(b)     Robert Edmunds. For the purposes of this statement, Mr. Edmunds is reporting herein that as of January 30, 2014 and as of the date hereof, he had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,282,307 shares of the Issuer's common stock, consisting of: (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; and (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds. In addition, for the purposes of this statement, Mr. Edmunds is reporting herein that as of January 30, 2014 and as of the date hereof, he had shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 282,500 shares of the issuer's common stock, consisting of: (i) 272,500 shares held directly by Ms. Hayes and (ii) 10,000 stock options held directly by Ms. Hayes.

Lesley Hayes. For the purposes of this statement, Ms. Hayes is reporting herein that as of January 30, 2014 and as of the date hereof, she had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 282,500 shares of the issuer's common stock, consisting of: (i) 272,500 shares held directly by Ms. Hayes and (ii) 10,000 stock options held directly by Ms. Hayes. In addition, for the purposes of this statement, Ms. Hayes is reporting herein that as of January 30, 2014 and as of the date hereof, she had shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,282,307 shares of the Issuer's common stock, consisting of: (i) 1,997,307 shares held directly by Mr. Edmunds; (ii)125,000 stock options held directly by Mr. Edmunds; (iii) 80,000 warrants held directly by Mr. Edmunds; and (iv) 10% convertible secured debenture of $100,000 convertible into 80,000 shares held directly by Mr. Edmunds.

(c)     As of January 30, 2014 and as of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)     As of January 30, 2014 and as of the date hereof, to the best of the knowledge and belief of the Reporting Persons, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

A.     Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

/s/ Robert Edmunds
Name: Robert Edmunds

/s/ Lesley Hayes
Name: Lesley Hayes

EXHIBIT A
JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CRAILAR TECHNOLOGIES INC.
(Name of Issuer)

COMMON STOCK - WITHOUT PAR VALUE
(Title of Class of Securities)

224248104
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D, dated February 14, 2014, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: February 14, 2014

/s/ Robert Edmunds
Name: Robert Edmunds

/s/ Lesley Hayes
Name: Lesley Hayes